October 9, 2024

Yongcheng Yang
Chief Financial Officer
China Green Agriculture, Inc.
Third floor, Borough A, Block A. No. 181, South Taibai Road
Xi   an, Shaanxi Province, PRC 710065

        Re: China Green Agriculture, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2023
            Response dated October 1, 2024
            File No. 001-34260
Dear Yongcheng Yang:

       We have reviewed your October 1, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 20, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2023
Part I, Item 1. Business, page 1

1. We note your response to comment 3. Please revise to discuss the tax consequences of the dividends or distributions described in Annex E.
 October 9, 2024
Page 2

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Robert Zepfel, Esq.